Exhibit 21

Subsidiaries of China Valves Technology, Inc.

Name of Subsidiary	Jurisdiction of Organization	% Owned
Megaway International Holdings Limited	British Virgin Islands	100%
Star Wealth International Holdings Limited	Hong Kong	100%
Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd.	PRC	100%
Beijing Juyuan Hanyang Heat Exchange Equipment Co., Ltd.	PRC	75%